Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements Form S-3 (File Nos. 333-120821, and 333-122611) and in the related Prospectuses and Form S-8 (File No. 333-111691) pertaining to the 2003 Equity Compensation Plan of First Potomac Realty Trust of our report dated November 3, 2006 related to the summary of historical information relating to operating revenues and certain operating expenses of Gateway 270 for the year ended December 31, 2005 included in the Current Report on Form 8-K dated April 11, 2007 of First Potomac Realty Trust filed with the Securities and Exchange Commission. We also consent to the references to us under the heading “Experts” in such Registration Statement.
/s/ The Schonbraun McCann Group LLP
April 10, 2007
Roseland, New Jersey